Filed Pursuant to Rule 433 under the Securities Act of 1933
Free Writing Prospectus dated January 28, 2021
Relating to Preliminary Prospectus dated January 22, 2021
Registration Statement No. 333-251963

Home Point Capital Inc.

This free writing prospectus relates to the initial public offering of shares of common stock, par value $0.0000000072 per share, of Home Point Capital Inc. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated January 22, 2021 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-251963) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$13.00

Common stock offered by the selling stockholders	7,250,000 shares.

Option to purchase additional shares of common stock
The selling stockholders have granted the underwriters an option to purchase up to an additional 1,087,500 shares of common stock from the selling stockholders at the initial price to the public less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of the prospectus.

Common stock to be outstanding immediately after this offering	138,860,103 shares.

Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in this prospectus. The selling stockholders will receive all of the net proceeds and bear the underwriting discount attributable to their sale of our common stock. See “Use of Proceeds.”

Controlled company
Following the completion of this offering, the Trident Stockholders will beneficially own approximately 92.0% of the voting power of our common stock (or 91.2% if the underwriters exercise their option to purchase additional shares in full). As long as the Trident Stockholders continue to own a majority of the voting power of our outstanding common stock, they will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our amended and restated certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of NASDAQ.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/1830197/000114036121001816/nt10016075x9_s1a.htm.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com;

•	Wells Fargo Securities, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, telephone: (800) 326-5897 or email: cmclientsupport@wellsfargo.com;

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or

•	UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275 or email: ol-prospectus-request@ubs.com